Exhibit 99.1
Baidu Announces Second Quarter 2008 Results
BEIJING, China, July 24, 2008 — Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 2008.1
Second Quarter 2008 Highlights
●	Total revenues in the second quarter of 2008 increased to RMB802.6 million (US$ 117.0 million), representing a 100.0 % increase from the corresponding period in 2007.
●	Operating profit in the second quarter of 2008 increased to RMB276.3 million (US$40.3 million), representing a 114.3 % increase from the corresponding period in 2007.
●	Net income in the second quarter of 2008 increased to RMB265.0 million (US$38.6 million), representing an 86.7 % increase from the corresponding period in 2007.
●	Diluted earnings per share (“EPS”) for the second quarter of 2008 were RMB7.62 (US$1.11); diluted EPS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2008 were RMB8.46 (US$1.23). Costs and expenses related to Baidu’s Japan operations, incurred in both Japan and China, in the second quarter of 2008 were RMB29.5 million (US$4.3 million), which reduced diluted EPS by RMB0.85 (US$0.12).
●	The number of active online marketing customers during the second quarter grew to over 181,000, an increase of 12.4 % from the previous quarter.
“This quarter saw impressive growth for Baidu,” said Robin Li, Baidu’s chairman and chief executive officer. “Our ability to make such progress was due to the appreciation of paid search by our loyal small and medium sized enterprise customers as well as a growing appreciation of search engine marketing by large enterprises in China. The scalability of our business, aided by increasing numbers of large enterprise customers, helped Baidu post record results this quarter, despite some impact from the devastating earthquake this past May.”
Jennifer Li, Baidu’s chief financial officer, said, “In the second quarter of 2008, we were able to produce steady increases in both the number of active online marketing customers and revenues per active online marketing customer. We are also pleased to report that our operating margin improved from previous quarters reflecting the scalability of our search business.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8591 to USD 1.00, the effective noon buying rate as of June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

In order to better serve customers’ needs, Baidu recently launched “My Marketing Center”, which is a customized platform integrating industry information, market trends and business and industry news and reports to aid existing customers in their sales and marketing efforts. The platform combines Baidu’s vast resources in online information search and aggregation to help customers make better use of search marketing tools to improve customer targeting, increase sales and enhance brand impact. From the inception of the company, Baidu’s objective has been to provide the best way for people to find information, “My Marketing Center” tailors this objective to serve the Chinese enterprises that participate in China’s vast and dynamic online business community.
Second Quarter 2008 Results
Baidu reported total revenues of RMB802.6 million (US$117.0 million) for the second quarter ended June 30, 2008, representing a 100.0 % increase from the corresponding period in 2007.
Online marketing revenues for the second quarter were RMB802.2 million (US$117.0 million), representing a 100.2 % increase from the second quarter of 2007. Growth was mainly driven by increases in both the number of active online marketing customers and revenue per customer. Baidu had more than 181,000 active online marketing customers in the second quarter of 2008, representing a sequential increase of 12.4% and an increase of 41.4% from the corresponding period in 2007. Revenue per active online marketing customer for the second quarter increased to approximately RMB4,400 (US$641), a sequential increase of 22.2% and an increase of 41.9% from the corresponding period in 2007.
Traffic acquisition costs (TAC) as a component of cost of revenues were RMB101.7 million (US$14.8 million), representing 12.7% of total revenues, compared to 11.2 % in the corresponding period in 2007. The increase in TAC as a percentage of total revenues primarily reflects the continued growth of revenue contribution from Baidu Union members.
Bandwidth costs as a component of cost of revenues were RMB43.0 million (US$6.3 million), representing 5.4% of total revenues, compared to 7.1% in the corresponding period in 2007. Depreciation costs as a component of cost of revenues were RMB57.8 million (US$8.4 million), representing 7.2% of total revenues, compared to 8.5% in the corresponding period in 2007.
Selling, general and administrative expenses were RMB174.2 million (US$25.4 million), representing an increase of 85.9% from the corresponding period in 2007, primarily due to expansion of the direct sales force and increase in customer service staff.
Research and development expenses were RMB71.1 million (US$10.4 million), representing a 123.7 % increase from the corresponding period in 2007, primarily due to an increase in research and development staff.
Share-based compensation expenses, which were allocated to related operating cost and expense line items, increased in aggregate by 229.9% to RMB29.3 million (US$4.3 million) in the second quarter of 2008 from RMB8.9 million in the corresponding period in 2007. The increase in share-based compensation reflects change in estimated forfeiture rate and increased grants to employees.

Operating profit was RMB276.3 million (US$40.3 million), representing a 114.3% increase from the corresponding period in 2007. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB305.6 million (US$44.6 million) for the second quarter of 2008, a 121.7% increase from the corresponding period in 2007.
Adjusted EBITDA (non-GAAP), which is defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB376.8 million (US$54.9 million) for the second quarter of 2008, representing a 110.0 % increase from the corresponding period in 2007.
Income tax expense was RMB28.6 million (US$4.2 million), compared to an income tax expense of RMB1.8 million in the second quarter of 2007. The increase in tax expenses over last year is due to higher tax rates applicable to some PRC-based subsidiaries as their tax holidays either expired or partially elapsed.
Net income was RMB265.0 million (US$38.6 million), representing an 86.7% increase from the corresponding period in 2007. Basic and diluted EPS for the second quarter of 2008 amounted to RMB7.74 (US$1.13) and RMB7.62 (US$1.11), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB294.3 million (US$42.9 million), a 95.2% increase from the corresponding period in 2007. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2008 were RMB8.60 (US$1.25) and RMB8.46 (US$1.23), respectively.
As of June 30, 2008, Baidu’s cash, cash equivalents and short-term investments amounted to RMB 1.9 billion (US$280.3 million). Net operating cash inflow and capital expenditures for the second quarter of 2008 were RMB403.4 million (US$58.8 million) and RMB112.9 million (US$16.5 million), respectively. A portion of capital expenditure was associated with the construction of Baidu’s new campus facility.
Outlook for Third Quarter 2008
Baidu currently expects to generate total revenues in an amount ranging from RMB905 million (US$132 million) to RMB935 million (US$136 million) for the third quarter of 2008, representing a 82 % to 88 % increase from the corresponding period in 2007 and a 13 % to 16% increase from the second quarter of 2008. This reflects our anticipation of temporarily altered user behavior during the Beijing Summer Olympic Games. We believe the event will have long term beneficial effect on the internet industry as more and more people will appreciate internet as an effective tool to find information. This third quarter forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information
Baidu’s management will hold an earnings conference call on July 23, 2008 at 8:00 PM U.S. Eastern Standard Time (8:00 AM, July 24, Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:
US:                 +1 617.786.2963
UK:                + 44.207.365.8426
Hong Kong:   + 852.3002.1672
Passcode for all regions: 14473564
A replay of the conference call may be accessed by phone at the following number until 07/30/2008:
International: +1 617.801.6888
Passcode: 63806335
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2008 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language and Japanese language Internet search markets and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of July 24, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except that the non-GAAP measures for the quarter ended March 31, 2006 reflected the one-time cumulative effect of change in accounting principle due to our adoption of SFAS 123(R) since January 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts
For investor inquiries please contact:
China
Helen Zhang
Baidu.com, Inc.
Tel: (8610) 8260 7558
Email: ir@baidu.com
Helen Plummer
Ogilvy Financial, Beijing
Tel: (8610) 8520 3090
Email: helen.plummer@ogilvy.com
US
Jeremy Bridgman
Ogilvy Financial, New York
Tel: (212) 880 5363
jeremy.bridgman@ogilvypr.com

Baidu.com, Inc.
Condensed Consolidated Balance Sheets

	June 30	December 31,
(in RMB thousands)	2008	2007

	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	1,791,003	1,350,600
Short-term investments	131,823	242,037
Accounts receivable, net	82,336	64,274
Prepaid expenses and other current assets	79,973	65,996
Deferred tax assets, net	2,587	2,587

Total current assets	2,087,722	1,725,494

Non-current assets:
Fixed assets, net	760,483	678,886
Land use right, net	95,496	96,472
Intangible assets, net	36,370	40,460
Goodwill	51,083	51,093
Investments, net	25,831	15,439
Deferred tax assets, net	24,537	15,716
Other non-current assets	75,666	32,348

Total non-current assets	1,069,466	930,414

TOTAL ASSETS	3,157,188	2,655,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	372,050	359,310
Customers’ deposits	309,887	257,577
Deferred revenue	18,883	11,832
Deferred income	1,054	2,485

Total current liabilities	701,874	631,204

Non-current liabilities:
Long-term payable	—	3,000
Deferred income	—	332

Total non-current liabilities	—	3,332

Total liabilities	701,874	634,536

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 25,136,147 shares and 25,363,476 shares issued and outstanding as at December 31, 2007 and June 30, 2008	11	10
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,996,842 shares and 8,876,881 shares issued and outstanding as at December 31, 2007 and June 30, 2008	4	4
Additional paid-in capital	1,233,773	1,171,575
Accumulated other comprehensive loss	(121,793)	(81,953)
Retained earnings	1,343,319	931,736

Total shareholders’ equity	2,455,314	2,021,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,157,188	2,655,908

Baidu.com, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30,	June 30,	March 31,
(in RMB thousands except for share, per share information)	2008	2007	2008
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	802,183	400,647	572,710
Other services	428	606	1,686

Total revenues	802,611	401,253	574,396

Operating costs and expenses:
Cost of revenues (note 1, 2)	(280,980)	(146,795)	(228,592)
Selling, general and administrative (note 2)	(174,213)	(93,728)	(147,031)
Research and development (note 2)	(71,078)	(31,770)	(51,406)

Total operating costs and expenses	(526,271)	(272,293)	(427,029)

Operating profit	276,340	128,960	147,367

Other income:
Interest income	10,378	11,574	10,604
Exchange loss, net	(204)	18	(1,708)
Other income, net	7,032	3,186	1,194

Total other income	17,206	14,778	10,090

Income before income taxes	293,546	143,738	157,457

Income taxes	(28,561)	(1,839)	(10,859)
Net income	264,985	141,899	146,598

Earnings per share for Class A and Class B ordinary shares:
Basic	7.74	4.19	4.29
Diluted	7.62	4.09	4.22
Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,217,081	33,877,358	34,154,776
Diluted	34,786,342	34,709,957	34,765,164
(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(49,511)	(24,857)	(35,071)
Traffic acquisition costs	(101,693)	(44,892)	(76,632)
Bandwidth costs	(43,012)	(28,320)	(38,365)
Depreciation costs	(57,790)	(33,941)	(53,194)
Operational costs	(27,795)	(14,433)	(24,415)
Share-based compensation expenses	(1,179)	(352)	(915)

Total cost of revenues	(280,980)	(146,795)	(228,592)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,179)	(352)	(915)
Selling, general and administrative	(16,484)	(3,442)	(8,014)
Research and development	(11,618)	(5,083)	(7,252)

Total share-based compensation expenses	(29,281)	(8,877)	(16,181)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2007			Three months ended March 31, 2008			Three months ended June 30, 2008
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	128,960	8,877	137,837	147,367	16,181	163,548	276,340	29,281	305,621

	Three months ended June 30, 2007			Three months ended March 31, 2008			Three months ended June 30, 2008
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	141,899	8,877	150,776	146,598	16,181	162,779	264,985	29,281	294,266

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	June 30, 2007	total revenues	March 31, 2008	total revenues	June 30, 2008	total revenues
Net cash provided by operating activities	276,963	69%	248,876	43%	403,378	50%
Changes in assets and liabilities, net of effects of acquisitions	(84,538)	-21%	(21,273)	-4%	(37,893)	-5%
Income taxes expenses	1,839	0%	10,859	2%	28,561	4%
Interest income and other, net	(14,778)	-4%	(10,090)	-2%	(17,206)	-2%

Adjusted EBITDA	179,486	44%	228,372	39%	376,840	47%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.